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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Evergreen Solar, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

30033R 10 8

(Cusip Number)

Timothy Woodward
Nth Power LLC
50, California Street, Suite 840 San Francisco, CA 94111
(415) 983-9983

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30033R 10 8			13D	Page 2 of 21 Pages

1.	Name of Reporting Person: Nth Power Technologies Fund I, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,016,914 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,016,914 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,106,914 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.9%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30033R 10 8			13D	Page 3 of 21 Pages

1.	Name of Reporting Person: Nth Power Technologies Fund II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 Shares

		8.	Shared Voting Power: 1,785,714 shares (1)

		9.	Sole Dispositive Power: 0 Shares

		10.	Shared Dispositive Power: 1,785,714 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,785,714 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.5%

14.	Type of Reporting Person (See Instructions): PN

     (1) Represents shares issuable upon conversion of Series A Preferred Stock within 60 days of May 15, 2003.

CUSIP No. 30033R 10 8			13D	Page 4 of 21 Pages

1.	Name of Reporting Person: Nth Power Technologies Fund II-A, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,785,714 shares(1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,785,714 shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,785,714 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.5%

14.	Type of Reporting Person (See Instructions): PN

     (1) Represents shares issuable upon conversion of Series A Preferred Stock within 60 days of May 15, 2003.

CUSIP No. 30033R 10 8			13D	Page 5 of 21 Pages

1.	Name of Reporting Person: Nth Power Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,016,914 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,016,914 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,016,914 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.9%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30033R 10 8			13D	Page 6 of 21 Pages

1.	Name of Reporting Person: Nth Power Management II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,785,714 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,785,714 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,785,714 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.5%

14.	Type of Reporting Person (See Instructions): PN

     (1) Includes 1,785,714 shares issuable upon conversion of Series A Preferred Stock within 60 days of May 15, 2003.

CUSIP No. 30033R 10 8			13D	Page 7 of 21 Pages

1.	Name of Reporting Person: Nth Power Management II-A, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,785,714 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,785,714 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,785,714 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.5%

14.	Type of Reporting Person (See Instructions): PN

     (1) Includes 1,785,714 shares issuable upon conversion of Series A Preferred Stock within 60 days of May 15, 2003.

CUSIP No. 30033R 10 8			13D	Page 8 of 21 Pages

1.	Name of Reporting Person: Nth Power LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 4,588,342 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 4,588,342 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,588,342 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.6%

14.	Type of Reporting Person (See Instructions): CO

     (1) Includes 3,571,428 shares issuable upon conversion of Series A Preferred Stock within 60 days of May 15, 2003.

CUSIP No. 30033R 10 8			13D	Page 9 of 21 Pages

1.	Name of Reporting Person: Nancy C. Floyd		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 4,588,342 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 4,588,342 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,588,342 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.6%

14.	Type of Reporting Person (See Instructions): IN

     (1) Includes 3,571,428 shares issuable upon conversion of Series A Preferred Stock within 60 days of May 15, 2003.

CUSIP No. 30033R 10 8			13D	Page 10 of 21 Pages

1.	Name of Reporting Person: Maurice E.P. Gunderson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 4,588,342 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 4,588,342 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,588,342 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.6%

14.	Type of Reporting Person (See Instructions): IN

     (1) Includes 3,571,428 shares issuable upon conversion of Series A Preferred Stock within 60 days of May 15, 2003.

CUSIP No. 30033R 10 8			13D	Page 11 of 21 Pages

1.	Name of Reporting Person: Timothy Woodward		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,000 shares (1)

		8.	Shared Voting Power: 4,588,342 shares (2)

		9.	Sole Dispositive Power: 1,000 shares (1)

		10.	Shared Dispositive Power: 4,588,342 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,588,342 shares (1, 2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.6%

14.	Type of Reporting Person (See Instructions): IN

     (1) Includes 1,000 shares issuable upon exercise of options within 60 days of May 15, 2003.

(2) Includes 3,571,428 shares of Common Stock issuable upon conversion of Series A Preferred Stock within 60 days of May 15, 2003.

CUSIP No. 30033R 10 8			13D	Page 12 of 21 Pages

1.	Name of Reporting Person: Bryant J. Tong		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 4,588,342 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 4,588,342 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,588,342 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.6%

14.	Type of Reporting Person (See Instructions): IN

     (1)  Includes 3,571,428 shares issuable upon conversion of Series A Preferred Stock within 60 days of May 15, 2003.

Schedule 13D

Item 1. Security and Issuer.

     This statement relates to the common stock, no par value (the “Common Stock”), of Evergreen Solar, Inc. (the “Issuer” or the “Company”) having its principal executive office at 259 Cedar Hill Street, Marlboro, MA 01752.

Item 2. Identity and Background.

     This statement is being filed by Nth Power Technologies Fund I, L.P. (“Nth Power”), Nth Power Technologies Fund II, L.P. (“Nth Power II”), Nth Power Technologies Fund II-A, L.P. (“Nth Power II-A”), Nth Power Management, L.P. (“NP Management”), Nth Power Management II, L.P. (“NP Management II”), Nth Power Management II-A, L.P. (“NP Management II-A”), Nth Power LLC (“NP LLC”) and Nancy C. Floyd, Maurice E.P. Gunderson, Timothy Woodward and Bryant J. Tong (collectively, the “Members”). NP Management and NP LLC are the direct and indirect General Partners of Nth Power. NP Management II and NP LLC are the direct and indirect General Partners of Nth Power II. NP Management II-A and NP LLC are the direct and indirect General Partners of Nth Power II-A. NP LLC is the General Partner of each of NP Management, NP Management II and NP Management II-A. The Members are the individual members of NP LLC. Nth Power, Nth Power II, Nth Power II-A, NP Management, NP Management II, NP Management II-A, NP LLC and the Members are sometimes referred to collectively herein as the “Reporting Persons.”

     The address of the principal business office of Nth Power, Nth Power II, Nth Power II-A, NP Management, NP Management II, NP Management II-A, NP LLC, and each of the Members is 50 California Street, Suite 840, San Francisco, CA 94111.

     The principal businesses of Nth Power, Nth Power II and Nth Power II-A is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NP Management is to act as the sole general partner of Nth Power. The principal business of NP Management is to act as the sole general partner of Nth Power II. The principal business of NP Management is to act as the sole general partner of Nth Power II-A. The principal business of NP LLC is to act as sole general partner of NP Management, NP Management II and NP Management II-A. The principal business of each of the Members is to act as a member of NP LLC and a number of affiliated partnerships with similar businesses.

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of Nth Power, Nth Power II, Nth Power II-A, NP Management, NP Management II and NP Management II-A is a limited partnership organized under the laws of the State of California. NP LLC is a limited liability company organized under the laws of the State of Delaware. Each of the Members is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     On May 15, 2003, pursuant to a Stock and Warrant Purchase Agreement dated as of March 21, 2003 (the “Purchase Agreement”), the Company completed its previously announced private placement equity financing of $29,475,000 of Series A Convertible Preferred Stock (the “Preferred Stock”) and a warrant to purchase 2,400,000 shares of Common Stock (the “Financing”). The transaction was completed following the Company’s Annual Meeting of Stockholders at which shareholders holding a majority of the Company’s stock supported proposals relating to the issuance of new securities and the amendment of the Company’s Third Amended and Restated Certificate of Incorporation to authorize a sufficient number of shares of Preferred Stock and Common Stock to consummate the Financing.

     Pursuant to the terms of the Purchase Agreement, on May 15, 2003, the Company issued and sold to the private placement investors 26,227,668 shares of Preferred Stock at a purchase price of $1.12 per share, for an aggregate purchase price of $29,375,000. The shares of Preferred Stock are currently convertible into 26,227,668 shares of the Issuer’s Common Stock. Additionally, Beacon Power Corporation paid $100,000 for a warrant (“Warrant”) to purchase 2,400,000 shares of the Issuer’s Common Stock with a cash exercise price of $3.37 per share.

     Nth Power II and Nth Power II-A each purchased 1,785,714 shares of the Preferred Stock in the Financing (the “Financing Shares”). The working capital of Nth Power II and Nth Power II-A was the source of funds for the purchase. No part of the purchase price paid by Nth Power II or Nth Power II-A was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Financing Shares.

     In connection with the Financing, the Reporting Persons and certain other stockholders of the Issuer (the “Other Stockholders”) entered into a Voting Agreement dated March 21, 2003, providing, among other things, that each of the Reporting Persons and each of the Other Stockholders agrees to vote all shares of voting capital stock of the Issuer registered in their respective names or beneficially owned by them (whether held or owned as of the date of the Voting Agreement or any time thereafter) to approve (i) an amendment to the Issuer’s Third Amended and Restated Certificate of Incorporation to increase the amount of the Issuer’s authorized preferred stock so that a sufficient number of shares will be available for issuance of the Preferred Stock and to increase the amount of the Issuer’s common stock, so that a sufficient number of shares will be available for issuance upon conversion of the Preferred Stock and the exercise of the Warrant, (ii) the election of one representative designated by Perseus 2000, L.L.C.; one representative designated by Nth Power II and Nth Power II-A; one representative designated by RockPort Capital Partners, L.P.; one representative designated by Arete Corporation; and one representative designated by Caisse de depot et placement du Quebec (the “Director Nominees”) as directors of the Issuer, (iii) the Financing, and (iv) any other matters relating to the transactions contemplated by the Purchase Agreement requiring a stockholder vote (collectively, the “Voting Agreement Proposals”). At the Company’s Annual Shareholder meeting held May 15, 2003, Woodward was elected a director of the Company as the representative of Nth Power II and Nth Power II-A.

     The transactions pursuant to the Purchase Agreement were consummated on May 15, 2003. The Voting Agreement by and among the Reporting Persons and certain Other Stockholders of the Issuer terminated in accordance with its terms.

Item 4. Purpose of Transaction.

     The Investors acquired the Financing Shares for investment purposes. Nth Power entered into the Voting Agreement in connection with the Financing. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of Common Stock. As a condition to closing of the Financing, the Director Nominees, including Timothy Woodward, a member of NP LLC, were appointed as members of the Board of Directors of the Issuer. Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

     (a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e)  Any material change in the present capitalization or dividend policy of the Issuer;

     (f)  Any other material change in the Issuer’s business or corporate structure;

     (g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)  (i) Nth Power is the record holder of 1,016,914 shares of Common Stock; (ii) Nth Power II is the record holder of 1,785,714 shares of Common Stock issuable upon conversion of Preferred Stock within 60 days of May 15, 2003; (iii) Nth Power II-A is the record holder of 1,785,714 shares of Common Stock issuable upon conversion of Preferred Stock within 60 days of May 15, 2003; (iv) Nth Power Management beneficially owns 1,016,914 shares of Common Stock; (v) Nth Power Management II beneficially owns 1,785,714 shares of Common Stock issuable upon conversion of Preferred Stock within 60 days of May 15, 2003; (vi) Nth Power Management II-A beneficially owns 1,785,714 shares of Common Stock issuable upon conversion of Preferred Stock within 60 days of May 15, 2003; (vii) NP LLC beneficially owns 4,588,342 shares of Common Stock (including 3,571,428 shares issuable upon conversion of Preferred Stock within 60 days of May 15, 2003); (viii) Floyd beneficially owns 4,588,342 shares of Common Stock (including 3,571,428 shares issuable upon conversion of Preferred Stock within 60 days of May 15, 2003); (vi) Gunderson beneficially owns 4,588,342 shares of Common Stock (including 3,571,428 shares issuable upon conversion of Preferred Stock within 60 days of May 15, 2003); (x) Woodward beneficially owns 4,589,342 shares of Common Stock (including 3,571,428 shares issuable upon conversion of Preferred Stock and 1,000 shares issuable upon exercise of an option within 60 days of May 15, 2003); and (xi) Tong beneficially owns 4,588,342 shares of Common Stock (including 3,571,428 shares issuable upon conversion of Preferred Stock within 60 days of May 15, 2003). The shares of Common Stock owned by each of the Reporting Persons will be hereinafter referred to as the “Record Shares.” Each of the Reporting Persons disclaims beneficial ownership of the Record Shares beneficially owned by the other Reporting Persons, except to the extent of his or its pecuniary interest therein.

     The Reporting Persons and the Other Stockholders have no further obligations to vote or otherwise act together after the closing of the Financing.

     Nth Power may be deemed to own beneficially 8.9% of the Common Stock, Nth Power II may be deemed to own beneficially 13.5% of the Common Stock and Nth Power II-A may be deemed to own beneficially 13.5% of the Common Stock.

     Nth Power is the record holder of 1,016,914 shares of Common Stock of the Record Shares. As sole general partner of Nth Power, NP Management may be deemed to own beneficially such shares. Nth Power II is the record holder of 1,785,714 shares of Common Stock of the Record Shares issuable upon conversion of Preferred Stock. As sole general partner of Nth Power II, NP Management II may be deemed to own beneficially such shares. Nth Power II-A is the record holder of 1,785,714 shares of Common Stock of the Record Shares issuable upon conversion of Preferred Stock. As sole general partner of Nth Power II-A, NP Management II-A may be deemed to own beneficially such shares. As sole general partner of each of NP Management, NP Management II and NP Management II-A, NP LLC may be deemed to own beneficially the Record Shares. As the individual members of NP LLC, each of the members may be deemed to own beneficially the Record Shares.

     Such percentages are calculated based upon 11,411,646 shares of Common Stock outstanding as of April 25, 2003 in the Issuer’s most recently filed Form 10-Q, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act.

(b) Regarding the number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

1,000 shares (issuable upon exercise of options within 60 days of May 15, 2003 for Woodward)

(ii) shared power to vote or to direct the vote:

4,588,342 shares for each Reporting Person (of which Nth Power is the record holder of 1,016,914 shares of Common Stock; Nth Power II is the record holder of 1,785,714 shares of Common Stock issuable upon conversion of Preferred Stock and Nth Power II-A is the record holder of 1,785,714 shares of Common Stock issuable upon conversion of Preferred Stock)

(iii) sole power to dispose or to direct the disposition:

1,000 shares (issuable upon exercise of options within 60 days of May 15, 2003 for Woodward)

(iv) shared power to dispose or to direct the disposition:

4,588,342 shares for each Reporting Person (of which Nth Power is the record holder of 1,016,914 shares of Common Stock; Nth Power II is the record holder of 1,785,714 shares of Common Stock issuable upon conversion of Preferred Stock and Nth Power II-A is the record holder of 1,785,714 shares of Common Stock issuable upon conversion of Preferred Stock)

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

(e) Not Applicable

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

     In connection with the Financing, the Reporting Persons and the Other Stockholders entered into the Voting Agreement, wherein each of the parties thereto agreed to vote all of the shares of voting capital stock of the Issuer registered in its name or beneficially owned by it (whether held or owned as of the date of the Voting Agreement or any time thereafter) in favor of the Voting Agreement Proposals. In accordance with its terms, the Voting Agreement terminated on May 15, 2003 upon the occurrence of the stockholder votes on the Voting Agreement Proposals.

     The Purchase Agreement sets forth the terms of the Financing whereby the Issuer sold the Series A Shares and the Warrant. In connection with the Financing, the Issuer entered into a Registration Rights Agreement pursuant to which it is required to file a registration statement on Form S-3 to register the shares of Common Stock issuable upon conversion of the Series A Shares and the Common Stock issuable upon the exercise of the Warrant within thirty (30) days of the closing of the Financing and to grant certain other registration rights.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 — Stock and Warrant Purchase Agreement dated March 21, 2003.*

Exhibit 2 — Voting Agreement dated March 21, 2003.*

Exhibit 3 — Agreement regarding filing of joint Schedule 13D.

*Previously filed on March 31, 2003, as an exhibit to Schedule 13D for Evergreen Solar, Inc.

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2003

NTH POWER TECHNOLOGIES FUND I, L.P.

By:	Nth Power Management, L.P.
Its General Partner

	By:	Nth Power LLC
Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER TECHNOLOGIES FUND II, L.P.

By:	Nth Power Management II, L.P. Its General Partner

	By:	Nth Power LLC
Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER TECHNOLOGIES FUND II-A, L.P.

By:	Nth Power Management II-A, L.P.
Its General Partner

	By:	Nth Power LLC
Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER MANAGEMENT, L.P.

	By:	Nth Power LLC
Its General Partner

By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER MANAGEMENT II, L.P.
	By:	Nth Power LLC
Its General Partner
By: /s/ Timothy Woodward

Timothy Woodward, Manager
NTH POWER MANAGEMENT II-A, L.P.
	By:	Nth Power LLC
Its General Partner
By: /s/ Timothy Woodward

Timothy Woodward, Manager

NTH POWER LLC
By: /s/ Timothy Woodward

Timothy Woodward, Manager

/s/ Nancy C. Floyd

Nancy C. Floyd

/s/ Maurice E.P. Gunderson

Maurice E.P. Gunderson

/s/ Timothy Woodward

Timothy Woodward

/s/ Bryant J. Tong

Bryant J. Tong